Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the Company”)

UPDATE ON MiX TELEMATICS FOURTH QUARTER AND FULL FISCAL YEAR 2018 CONFERENCE CALL

Shareholders are advised that the conference call and audio webcast hosted by MiX Telematics management will held at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on May 10, 2018 to discuss the Company's financial results and current business outlook; and not 9:00 a.m. (Eastern Daylight Time) and 3:00 p.m. (South African Time) as previously indicated.

•	The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.

•	To access the call, dial 1-800-239-9838 (within the United States) or 0 800 998 654 (within South Africa) or 1-323-794-2551 (outside of the United States). The conference ID is 5328999.

•
A replay of this conference call will be available for a limited time at 1-844-512-2921 (within the United States) or 1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 5328999.

•	A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

Investor Contact:

Marc P. Griffin
ICR for MiX Telematics
ir@mixtelematics.com
+1-855-564-9835

10 May 2018

JSE sponsor